MECHEL REPORTS 9M2014 OPERATIONAL RESULTS

Moscow, Russia – November 6, 2014 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces 9M2014 operational results.

Production and sales for 9M2014

Production:

Product Name	9M2014, thousand	9M2013, thousand	%	3Q2014, thousand	2Q2014, thousand	%
	tonnes	tonnes		tonnes	tonnes
Run-of-Mine Coal	17,008	20,43	-17	5,81	5,633	3

Pig Iron	2,91	2,908	0	1,01	964	+5

Steel	3,182	3,648	-13	1,055	1,096	-4

Sales:

Product Name	9M2014, thousand	9M2013, thousand	%	3Q2014, thousand	2Q2014, thousand	%
	tonnes	tonnes		tonnes	tonnes
Coking coal concentrate	7,781	8,349	-7	2,427	2,743	-12

Including coking coal concentrate supplied to Mechel enterprises	1,669	1,699	-2	694	545	27

PCI	2,443	2,567	-5	820	1,033	-21

Anthracites	1,526	1,603	-5	525	519	1

Including anthracites supplied to Mechel enterprises	157	99	58	82	74	11

Steam coal	4,167	4,499	-7	1,639	1,167	40

Including steam coal supplied to Mechel enterprises	1,077	1,318	-18	418	266	57

Iron ore concentrate	2,504	3,083	-19	618	913	-32

Including iron ore concentrate supplied to Mechel enterprises	1,481	21	6,948	480	549	-13

Coke	2,321	2,291	1	830	735	13

Including coke supplied to Mechel enterprises	1,470	1,523	-3	504	486	4

Ferrosilicon	65	72	-9	23	21	12

Including ferrosilicon supplied to Mechel enterprises	12	17	-26	7	6	12

Flat products	332	468	-29	105	115	-9

Including those produced by third parties	102	243	-58	32	33	-3

Long products	2,283	2,747	-17	695	806	-14

Including those produced by third parties	384	891	-57	111	134	-17

Billets	80	651	-88	19	27	-29

Including those produced by third parties	7	242	-97	0.2	7	-97

Hardware	584	653	-11	200	207	-3

Including those produced by third parties	75	68	11	26	29	-10

Forgings	41	52	-22	15	14	5

Stampings	64	76	-16	20	21	-6

Electric power generation (thousand kWh)	2,597,421	2,890,768	-10	732,043	854,187	-14

Heat power generation (Gcal)	4,165,232	4,728,075	-12	790,268	1,071,913	-26

Mechel OAO’s Chief Executive Officer Oleg Korzhov commented on the 9M2014 operational results:

“We are proud to announce that Elga Coal Complex has started to produce significant volumes of coal, with over 520,000 tonnes of run-of-mine coal mined in the third quarter alone, and that enabled the company to increase its overall coal output in the third quarter by 3% compared to the previous quarter.

“The overall decrease in coal production by 17% and coal sales by 7% over 9M2014 as compared to the same period last year is due to halting of Mechel Bluestone’s production facilities and cutting down Southern Kuzbass Coal Company OAO’s mining by 15% due to lack of trade working capital.

“I would like to note that despite all the difficulties, sales of coking coal produced by Mechel’s Russian facilities has grown by 5% over 9M2014 as compared to the same period last year. This growth was ensured both by the supplies within the group and export.

“The group’s steel division has mostly maintained its production levels in the third quarter on par with the second quarter, with pig iron production up by 5%, steel production down by 4% due to planned maintenance works at the converter workshop.

“Steel production over 9M2014 went down by 13% as compared to the same period last year due to the halting of EAFs at Chelyabinsk Metallurgical Plant and Izhstal as the company ceased producing lossmaking and low-profit steel products. This caused an increase in the BOF’s load, which in its turn led to a growth in the intra-group consumption of steelmaking raw materials. We also stopped selling third-party products and disposed of a major part of Mechel Service Global’s European network, which also led to lower sales volumes for the steel division’s nearly entire product range as compared to the same period last year.

“Even though all of the company’s subsidiaries are economically efficient and capable of generating profit even with coal, ore and steel prices currently at their record lowest, in the third quarter the company’s operational results were under pressure from lack of trade working capital. That was due to the fact that in this period Mechel was servicing its debt as required by repayment schedules that were originally worked out for a dramatically different macroeconomic situation.

“Mechel continues to negotiate with the chief lenders on restructuring those debt servicing conditions, as this situation has a direct negative impact on Mechel’s operations as the company is losing profit that could be used to service its obligations and production maintenance.”

•	Sales of coking coal concentrate in the third quarter went down by 12% quarter-on-quarter due to weaker demand from Chinese consumers which was partly compensated by redirecting our supplies to Japanese and South Korean steelmakers. The lack of trade working capital had its impact too.

•	High demand for coke products in all our markets served as an impulse for production growth at Mechel-Coke OOO and Moscow Coke and Gas Plant OAO, and, accordingly, a quarter-on-quarter 27-percent increase of coking coal concentrate supplies to these facilities.

•	The 21-percent q-on-q decrease in PCI sales is primarily due to a weaker global market for metallurgical coals. We managed to maintain our anthracite sales on the previous quarter’s level due to increased supplies for Chelyabinsk Metallurgical Plant’s agglomeration facility.

•	Steam coal sales demonstrated a major growth in the third quarter, going up by 40% quarter-on-quarter. This was due to a seasonal hike in supplies to Southern Kuzbass Power Plant and increased exports of Elga Coal Complex’s products. The stability of our steam coal sales was also ensured by contracts with several Russian generating companies.

•	The slump in iron ore concentrate sales by 19% as compared to 9M2013 is due to a major weakness of price situation, which led to a decrease in exports. This decrease was partly compensated by re-orientation of our supplies to Chelyabinsk Metallurgical Plant, which helped increase the steel division’s profitability. Apart from the iron ore concentrate market’s weakness, this product’s sales in 3Q2014 were also impacted by a decrease in iron ore mining, which was due to the lack of trade working capital.

•	In 3Q2014, flat rolls sales went down by 9% quarter-on-quarter due to planned repairs at Chelyabinsk Metallurgical Plant’s mill 2300.

•	Sales of long rolls went down by 14% quarter-on-quarter due to planned repairs of Chelyabinsk Metallurgical Plant’s mill-300.

•	The universal rolling mill launched at Chelyabinsk Metallurgical Plant in mid-2013 continues to gradually expand its product range and enables the group to increase high value-added product sales. By our estimates, the universal rolling mill’s rolls accounted for some 8% of the Russian beam market by 9M2014 results. Moreover, certification trials of the R65 rails produced by the mill still continue at Russian Railways OAO’s experimental railroad ring in the Moscow Region. Once these trials are successfully complete, we will be able to begin supplying rails to Russian Railways OAO.

•	A slump in demand for stampings and forgings had a negative impact on the sales volumes — which in 9M2014 went down by 16% and 22% accordingly as compared to 9M2013.

•	Ferrosilicon prices on the global commodity markets are gradually growing, which has a positive impact on the internal market. Bratsk Ferroalloy Plant’s ferrosilicon sales went up by 12% quarter-on-quarter. The year-on-year 9-percent decrease is due to planned repairs at the plant’s facilities.

•	In the power division, the main reason for a year-on-year general 10-percent decrease in electricity generation was repairs at Southern Kuzbass Power Plant OAO. The 12-percent decrease in heat generation in 9M2014 as compared to the same period last year was due to the halting of heat supplies to several third parties.

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Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

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Mechel is an international mining and steel company which employs over 70,000 people. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.